SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Summary of 2005 Business Report

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act;

16.	Other businesses and activities related to the items listed above; and

17.	Other businesses approved by relevant regulatory agencies.

(6)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media; and

11.	All activities directly or indirectly related to the items listed above.

(7)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law; and

3.	All businesses or activities directly or indirectly related to the businesses listed above.

(8)	Woori LB Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of all rights related to the securities and other assets (the “securitized assets”) of Woori Bank (formerly known as Hanvit Bank) and Kwangju Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(9)	Woori Private Equity

1.	Private Equity Business; and

2.	Other activities approved by the Indirect Investment Asset Management Business Act.

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Woori CA Asset Management, a 2nd tier subsidiary, entered into a joint venture arrangement with Japan’s Shinsei Bank (Transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group
2.	History

December 23, 2000	Enactment of the Financial Holding Company Act

December 30, 2000	KDIC invested public funds of Won 8.5 trillion in Hanvit Bank, Peace Bank, Kwangju Bank, Kyongnam Bank and Hanaro Merchant Bank

March 14, 2001	Filed application for the incorporation of Woori Finance Holdings

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings

March 27, 2001	Incorporated as Woori Finance Holdings, Co. Ltd (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Havit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 3.9 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Woori CA Asset Management, a 2nd tier subsidiary, entered into a joint venture arrangement with Japan’s Shinsei Bank (Transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes

Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	9 companies

Kwangju Bank

Kyongnam Bank

Woori Finance Information System

Woori F & I

Woori Third Asset Securitization Specialty

Woori Asset Management (1)

Woori Investment & Securities

Woori Private Equity (2)

Woori Credit Information

Woori America Bank

	P.T. Bank Woori Indonesia	Woori Bank

Shinwoo Corporate Restructuring Company

Woori First Private Equity Fund

2nd Tier Subsidiaries	Nexbi Tech	Woori Finance Information System	12 companies

	Woori SB Asset Management (3)	Woori F&I

Woori Futures

Woori Investment & Securities International Ltd.

	Woori Investment & Securities (HK) Ltd.	Woori Investment & Securities

Woori Investment & Securities America Inc.

Mars First Private Hoesa

(1)	On May 6, 2005, Woori Finance Holdings acquired a 90% stake in LG Investment Trust Management from Woori Investment & Securities, and LGITM was upgraded to a first tier subsidiary. The name was changed to Woori Asset Management on June 2, 2005. On September 5, 2005, Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation.
(2)	Woori Private Equity was established on October 21, 2005 and incorporated as a wholly-owned subsidiary.
(3)	On February 23, 2006, Woori CA Asset Management was renamed to Woori SB Asset Management.
*	Former subsidiary Woori Second Asset Securitization Specialty was dissolved on August 3, 2005.

3.	Capital Structure

a.	Changes in Capital

(units: Won)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,9021)	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of 2005.12.31	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,550	2,550
Free float shares	806,012,790	806,012,790

b.	Capital and Price per Share

As of 2005.12.31							(units: Won, shares	)
		Capital			Price per share
Type		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,076,700,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,076,700,000	5,000	5,000	5,000

c.	Treasury Stock

As of 2005.12.31						(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common Preferred	2,547	3			2,550
Subtotal	Common Preferred	2,547	3			2,550
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,547	3			2,550

d.	Status of Employee Stock Option Program

(units: Won, shares)

Type of stock	Type of Stock	Initial Balance	Ending Balance
Employee Account
Employee Union Account	Common stock	2,073,551	101,793

5.	Voting Rights

As of 2005.12.31	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares Preferred Shares	806,015,340
Stocks without voting rights	Common Shares Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	-	1,001,491
Stocks with voting rights restored	-
Stocks with voting rights	Common Shares Preferred Shares	805,013,849

6.	Dividend Information

a.	Dividend information for the past three years

(units: Won)

Items		2005	2004	2003
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,688,221	1,261,924	202,565
Earnings per share (Won)		2,099	1,616	262
Profit available for dividend distribution (Won in Millions)		3,514,715	2,120,429	1,203,688
Total cash payout (Won in Millions)		322,405	119,468	77,550
Total stock dividends (Won in Millions)
Propensity to cash dividends (%)		19.10	9.47	38.28
Cash dividend yield (%)	Common Shares	1.98	1.81	1.53
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	400	150	100
	Preferred Shares
Stock dividend per share (Won)	Common Shares Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of 2005.12.31

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2005	2004	2003
Shareholders’ Equity	9,717,364	7,448,052	5,597,895
Capital	4,030,076	3,982,278	3,877,525
Capital Surplus	84,488	84,356	61,324
Retained Earnings	3,891,963	2,328,854	1,282,866
Capital Adjustments	1,710,836	1,052,565	376,180
Borrowings	2,314,419	2,299,992	2,649,920
Debentures	2,296,203	2,154,637	2,621,182
Bank Borrowings	—	120,000	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	18,216	25,354	28,738
Total	12,031,783	9,748,044	8,247,815

*	Change in accounting policy is reflected in 2004 figures for the purpose of comparison

(2)	Use of Funds

(units: millions of Won)

Items	2005	2004	2003
Subsidiary Stock	11,751,678	9,436,975	7,007,222
Woori Bank	9,695,213	7,589,957	5,869,558
Kyongnam Bank	694,275	608,802	504,629
Kwangju Bank	561,330	420,595	364,955
Woori Financial Information System	11,903	7,613	7,284
Woori F&I	114,017	58,231	35,896
Woori 2nd Asset Securitization Specialty	—	—	20,016
Woori 3rd Asset Securitization Specialty	—	—	1,266
Woori Investment Trust Management (2)	—	35,076	34,978
Woori Securities (1)	—	361,500	168,639
Woori Investment & Securities (1)	604,543	355,201	—
Woori Asset Management (2)	60,600	—	—
Woori Private Equity	9,797	—	—
Loan Obligations	109,450	218,641	830,566
Tangible Assets	119	228	242
Intangible Assets	35	54	51
Cash	104,072	56,099	349,585
Other Assets	66,428	36,047	60,148

Total	12,031,783	9,748,044	8,247,815

*	Change in accounting policy is reflected in 2004 figures for the purpose of comparison
1)	Invested shares of Woori Securities were evaluated under the equity method until the merger in March 31, 2005 and were absorbed into Woori Investment & Securities.
2)	Invested shares of Woori Investment Trust Management were evaluated under the equity method until the merger in May 31, 2005 and were absorbed into Woori Asset Management.

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	Items	2005	2004	2003
Commission Revenue (A)		0	0	0
Commission Expense (B)		6,641	8,037	6,704
Commission Profit (A-B)		-6,641	-8,037	-6,704

3.	Other Information Relevant to Investment Decisions

We calculated the following ratios in accordance with the Financial Holding Company Act as explained in the footnote below.

a.	Won-denominated Current Ratio

(units: millions of Won)

Items	2005	2004	2003	2002
Current Assets (A)	111,091	57,346	203,202	78,357
Current Liabilities (B)	18,216	11,385	9,711	9,317
Current Ratio (A/B)	609.85%	503.7%	2,092.5%	841.0%

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

b.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2005	2004	2003	2002
Current Assets (A)	—	—	147,754	—
Current Liabilities (B)	—	—	148,598	—
Current Ratio (A/B)	—	—	99.4%	—

*	Current ratio
=	assets with maturity of less than 3 months

liabilities with maturity of less than 3 months

c.	Debt Ratio

(units: millions of Won)

Items	2005	2004	2003	2002
Liabilities (A)	2,314,418	2,299,992	2,649,920	2,325,022
Equity (B)	9,717,364	7,448,052	5,597,895	5,064,129
Debt Ratio (A/B)	23.8%	30.9%	47.3%	45.9%

d.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2001.6.27	Debentures	AA+	Korea Ratings (AAA~D)	Case evaluation
2001.6.28	Debentures	AA+	KIS Ratings (AAA~D)	Case evaluation
2001.9.26	Debentures	AA+	KIS Ratings (AAA~ D)	Case evaluation
2001.9.26	Debentures	AA+	Korea Ratings (AAA~ D)	Case evaluation
2001.11.29		BBB-	R&I (AAA~ C)	Case evaluation
2002.10.17	Debentures	AA+	Korea Ratings (AAA~ D)	Case evaluation
2002.10.22	Debentures	AA+	KIS Ratings (AAA~ D)	Case evaluation
2002.11.8		BBB	R&I (AAA~ C)	Periodic evaluation
2002.12.13	Debentures	AA+	Korea Ratings (AAA~ D)	Case evaluation
2002.12.16	Debentures	AA+	KIS Ratings (AAA~ D)	Case evaluation
2003.6.30	Debentures	AA+	KIS Ratings (AAA~ D)	Periodic evaluation
2003.9.8	Debentures	AAA	Korea Ratings (AAA~ D)	Case evaluation
2003.9.8	Debentures	AAA	KIS Ratings (AAA~ D))	Case evaluation
2003.11.13		BBB	R&I (AAA~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA~ D))	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA~ D))	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA~ D)	Case evaluation

e.	Other Important Information

See our annual report for the BIS capital ratio and non-performing loans of our subsidiaries.

III.	Financial Information

1.	Condensed Financial Statements (Non-consolidated)

(units: millions of Won)

Items	2005	2004	2003	2002	2001
Cash and Due from Banks	104,072	56,099	349,585	73,256	13,825
Securities	11,751,678	9,436,976	7,007,222	6,062,119	5,016,864
Loans	109,450	218,641	830,566	1,231,207	648,365
Fixed Assets	155	282	293	374	651
Other Assets	66,428	36,046	60,148	22,195	14,108
Total Assets	12,031,783	9,748,044	8,247,814	7,389,151	5,693,813
Borrowings	0	120,000	0	300,000	310,000
Debentures	2,296,203	2,154,636	2,621,182	1,999,250	1,298,304
Other Liabilities	18,216	25,355	28,737	25,772	8,162
Total Liabilities	2,314,419	2,299,991	2,649,919	2,325,022	1,616,466
Common Stock	4,030,077	3,982,278	3,877,525	3,839,074	3,637,293
Capital Surplus	84,488	84,356	61,324	58,645	0
Retained Earnings	3,891,963	2,328,854	1,282,866	1,145,518	558,501
Capital Adjustment	1,710,836	1,052,565	376,180	20,892	-118,447
Total Stockholder’s Equity	9,717,364	7,448,053	5,597,895	5,064,129	4,077,347
Operating Income*	1,867,488	1,922,849	1,593,251	878,488	717,112
Operating Expenses *	179,189	662,975	1,390,154	302,721	31,222
Operating Profit	1,688,299	1,259,874	203,097	575,767	685,890
Ordinary Income	1,688,221	1,261,925	202,565	589,214	685,885
Net profit	1,688,221	1,261,925	202,565	589,214	684,102

*1.	Operating income and operating expenses are computed by the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
2.	The 2004 figures have been changed due to the changes in accounting standards.

2.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2005	2004	2003	2002	2001
Cash and Due from Banks	11,224,015	6,530,065	6,471,855	6,568,852	6,432,890
Securities	37,693,090	29,175,271	27,006,677	26,452,509	25,024,333
Loans	106,937,970	91,482,647	86,077,297	73,604,113	59,876,198
Fixed Assets	2,684,534	2,646,979	2,734,616	2,796,183	2,831,851
Other Assets	6,003,239	6,767,002	6,477,275	5,421,877	5,920,545
Total Assets	164,542,848	136,601,964	128,767,720	114,843,534	100,058,817
Deposits	107,087,991	92,148,907	89,049,625	78,917,388	69,332,217
Borrowings	16,508,102	13,285,773	12,813,104	13,839,614	13,742,572
Debentures	18,813,020	13,687,295	12,195,159	10,792,932	5,491,533
Other Liabilities	11,028,773	8,774,709	9,011,532	5,978,833	7,080,301
Total Liabilities	153,437,886	127,896,684	123,069,420	109,528,767	95,646,623
Common Stock	4,030,077	3,982,278	3,877,525	3,839,074	3,637,293
Consolidated Capital Surplus	142,608	170,960	57,844	25,029	—
Consolidated Retained Earnings	3,896,255	2,333,145	1,152,053	1,151,113	558,852
Consolidated Capital Adjustment	1,652,709	965,957	414,969	54,506	-116,546
Minority Interest	1,383,313	1,252,940	195,909	245,045	359,595
Total Stockholder’s Equity	11,104,962	8,705,280	5,698,300	5,314,767	4,439,194
Operating Income (1)	14,258,430	13,245,482	10,403,445	9,623,990	10,159,156
Operating Expenses (2)	12,227,877	12,138,088	10,060,209	8,908,732	9,847,439
Operating Profit	2,030,553	1,107,394	343,236	715,258	311,717
Non-operating Income	573,219	482,946	639,883	540,113	1,190,685
Non-operating Expenses	458,068	397,766	752,057	800,487	937,984
Ordinary Income	2,145,704	1,192,574	231,062	454,884	564,418
Aggregated Net Profit	1,833,521	1,261,052	52,374	613,576	736,616
Consolidated Net Profit	1,688,221	1,261,925	56,279	591,588	686,287
No. of Companies Consolidated	21	24	15	17	17

(1)(2)	Operating income and operating expenses are calculated from the total amount of gain or loss under the equity method in accordance with the Article 15 of the corporate accounting standard.
*	The 2004 figures have been changed due to the changes in accounting standards.

3.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2005	Lendings	110,000	550	0.5%
	Loans	—	—	—
	Total	110,000	550	0.5%
2004	Lendings	151,850	759	0.5%
	Loans	67,890	339	0.5%
	Total	219,740	1,098	0.5%
2003	Lendings	156,850	784	0.5%
	Loans	677,890	3,390	0.5%
	Total	834,740	4,174	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2005	2004	2003
1. Initial loan loss reserves balance	1,098	4,174	147,381
2. Net credit costs	0	0	127,551
1) Write-offs	0	0	127,400
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	151
Recovery of credit costs	-548	-3,076	15,656
Ending loan loss reserve balance	550	1,098	4,174

4.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2005	2004	2003	2002	2001
Auditor	Deloitte Anjin	Deloitte HanaAnjin	Deloitte & Touche	Deloitte & Touche	Arthur Andersen
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

(2)	Companies included in the consolidated financial statements in the last three years

Year	Companies included	Newly included companies	Excluded companies

2005	Woori Finance Holdings and 21 companies	- Woori Private Equity	- Woori Investment Trust Management - Woori Securities - Woori Second SPC - Woori First Private Investment Company

2004	Woori Finance Holdings and 24 companies

- Woori First Private Investment Company

- LG Investment & Securities

- LG Futures

- LG Investment Trust Management

- LG Investment & Securities Int’l Ltd.

- LG Investment & Securities (H.K.)

  Limited

- LG Investment & Securities America,

  Inc.

- LG Investments Holding B.V.

  (Amsterdam)GG

- High Technology Venture Investment

- Global Technology Investment

- Woori Credit Card

2003	Woori Finance Holdings and 15 companies		- Woori Merchant Bank - Woori First SPC

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2005	2004	2003
Deloitte Anjin	Deloitte HanaAnjin	Deloitte & Touche

2.	Compensation to the Independent Auditor

a.	Auditing Service

(units: millions of Won)

Year	Auditor	Activity	Compensation	Accrued Time (hr)
2005	Deloitte Anjin	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	320	5,950
2004	Deloitte HanaAnjin	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	310	7,158
2003	Deloitte & Touche	Quarter, Half Year, Annual Interim Financial Statements (Consolidated, Non-consolidated)	283	6,751

b.	Compensation for services other than the Audit

(units: thousands of dollars)

Year	Contract Date	Activity	Period	Comp.	Note
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	1,950	Deloitte Anjin
2004	2005.3.25	US GAAP Auditing	2004.12~2005.5	2,050	Deloitte HanaAnjin
2003	2003.7.30	US GAAP Auditing	2003.8~2004.5	4,500	Deloitte & Touche

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters which are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and in the explanation of bill on March 10 and 11, 2006, respectively.

➢	Second Resolution: Appointment of Non-Standing Directors and Audit Committee Members

Position	Name	Information	Relationship with KDIC	Transaction with WFG

Non-standing Director and audit Committee	Je-Hoon Lee	- B.A. in Sociology, Seoul National University - M.A. in Journalism, Seoul National University - CEO & President of The Joongang Ilbo - Currently President of Korea BBB Association	N/A	N/A

Non-standing Director and audit Committee	Sung-Tae Ro	- B.A. in Economics, Seoul National University - Ph.D. in Economics, Harvard University - Dean of Business School at Myongji University - Currently President of Korea Economic Research Institute	N/A	N/A

Non-standing Director and audit Committee	Woon-Youl Choi	- B.B.A. in Business Administration, Seoul National University - Ph.D. in Finance, University of Georgia - Member of Monetary Policy Committee - Currently Vice President of Sogang University	N/A	N/A

Non-standing Director and audit Committee	Chung-Sook Moon

- B.A. in Home Management, Sookmyung Women’s University

- Ph.D. in Consumer Economics, Kansas State University

- Member of Regulatory Reform Committee

- Currently Professor of Economics at Sookmyung Women’s University

			N/A	N/A

Non-standing Director and audit Committee	Sung-Hwan Bae

- B.B.A. in Business Administration, Yeungnam University

- Masters in Economics, University of Illinois

- Ph.D. in Business Administration, SungKyunKwan University

- Banking Supervisory Authority of the Bank of Korea

- Currently director at Korea Deposit Insurance Corp.

			Employee (Director)	N/A

Non-standing Director and audit Committee	Sung-Kwan Huh

- B.B.A. in Business Administration, Dong-A University

- Masters in Business Administration, State University of New York at Buffalo

- Ph.D. in Business Administration, State University of New York at Buffalo

- Minister of Government Administration and Home Affairs

- President of Gwangju Institute of Science and Technology

		N/A	N/A

Non-standing Director and audit Committee	Bong Soo Park

- B.B.A. in Business Administration, Seoul National University

- Masters in Economics, George Washington University

- Chief Director of Korea Technology Credit Guarantee Fund

- Currently Executive Advisor at Korea Institute for

International Economics Policy

		N/A	N/A

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

D.	Committees within Board of Directors

1.	BOD Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads this committee consisting of the heads of the sub-committees. Non-standing directors must be more than 1/2 of the total committee members.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Chung-Sook Moon	Non-standing Director

2.	Management Compensation Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director	Non-standing director Je-Hoon Lee heads this committee consisting of 3 non-standing directors.
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director

Non-standing director Sung-Kwan Huh was newly appointed to the committee on March 28, 2006.
Directors Je-Hoon Lee and Woon-Youl Choi were reappointed and Oh-Seok Hyun resigned on March 28, 2006.

3.	Risk Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	The committee consists of the Chairman/CEO, CFO and no less than 3 non-standing directors.
Seung Hee Park	Senior managing director and CFO
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director

At the BOD meeting held on March 28, 2006, the regulations of the risk management committee were revised, and the committee structure was adjusted to exclude Seung Hee Park.
Newly appointed non-standing director Bong Soo Park was appointed to the committee, and directors Sung-Tae Ro and Woon-Youl Choi were reappointed on March 28, 2005.
Oh-Seok Hyun resigned on March 28, 2006.

4.	Audit Committee

Name	Position	Notes
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director
Woon-Youl Choi	Non-standing Director

Newly appointed non-standing directors Bong Soo Park and Sung-Kwan Huh were appointed as audit committee members, and Oh-Seok Hyun resigned on March 28, 2006.

5.	Executive Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads the committee consisting of all executive directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO

Jong-Wook Kim resigned on March 28, 2006.

6.	Ethics Management Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Chung-Sook Moon heads this committee consisting of all executive directors and no less than 2 non-standing directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior managing director and CFO
Je-Hoon Lee	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director

Director Sung-Hwan Bae was appointed to the committee and directors Je-Hoon Lee and Chung-Sook Moon were reappointed on March 28, 2006.
Oh-Seok Hyun resigned on March 28, 2006.

7.	Non-standing Director Candidate Nomination Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Non-standing director Sung-Tae Ro heads this committee consisting of the Chairman/CEO and no less than 3 non-standing directors.
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director

Newly appointed non-standing director Bong Soo Park was appointed to the committee and directors Je-Hoon Lee, Sung-Tae Ro, and Woon-Youl Choi were reappointed on March 28, 2006.

8.	MOU Review Committee

Name	Position	Notes
Young-Key Hwang	Chairman and CEO	Chairman/CEO Young-Key Hwang heads this committee consisting of the entire board of directors.
Jong-Wook Kim	Vice Chairman
Seung Hee Park	Senior Managing director and CFO
Je-Hoon Lee	Non-standing Director
Sung-Tae Ro	Non-standing Director
Woon-Youl Choi	Non-standing Director
Oh-Seok Hyun	Non-standing Director
Chung-Sook Moon	Non-standing Director
Sung-Hwan Bae	Non-standing Director

Non-standing directors Sung-Kwan Huh, Bong Soo Park were newly appointed to the committee on March 28, 2006.
Director Oh-Seok Hyun resigned.

E.	Stock Options

As of 2005.12.31							(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	20,100
Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	20,100
Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	20,100
Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	20,100
Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	10,500	1,500	18,000	20,100
Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Nam Hong Cho	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,100
Sang Chul Lee	Standing director)	2002.12.04	Common	10,000	9,500	500	0	20,100
Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,100
Gae Min Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,100
Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	20,100
Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	20,100
Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	28,000	4,000	48,000	20,100
Jong Wook Kiim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	20,100
Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	20,100
Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,100
Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,100
Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,100
Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	20,100
Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	20,100
Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	0	500	9,500	20,100
Young Ha Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	20,100
Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	20,100
Taik Su Han	Director of related company	2002.12.04	Common	10,000	0	500	9,500	20,100
Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	20,100
Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	0	500	9,500	20,100
Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	0	500	28,500	20,100
Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	20,100
Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	20,100
Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,100
Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	20,100
Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,100
Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	20,100
Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,100
Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	0	1,000	19,000	20,100
Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	150,000	0	20,100
Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,100
Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,100
Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	20,100
Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	20,100
Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	20,100

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,100
Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	20,100
In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	20,100
Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	20,100
Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	20,100
Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	20,100
Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	20,100
Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	20,100
Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,100
Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	20,100
Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	20,100
Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	20,100
Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	0	750	14,250	20,100
Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	6,250	750	8,000	20,100
Young Wook Kim	Director of related company	2002.12.04	Common	15,000	0	750	14,250	20,100
Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	7,250	750	7,000	20,100

Total	-	-	-	1,560,000	662,750	420,000	477,250	-

1.	Exercised options as of March 10, 2006

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

Woori Finance Holdings
Woori Bank (100%)
Woori Credit Information (100%)
Woori America Bank (100%)
PT Bank Woori Indonesia (95.19%)
Woori First PEF (99.01%)
Shinwoo CRV (76.69%)
Kwangju Bank (99.99%)
Kyongnam Bank (99.99%)
Woori Investment & Securities (30%)
Woori Futures (100%)
Woori Investment & Securities(London) (100%)
Woori Investment & Securities(H.K) (100%)
Woori Investment & Securities(America) (100%)
Mars First Private Hoesa (0%)
Woori Asset Management (100%)
Woori FIS (100%)
Nexbi Tech (50.50%)
Woori F&I (100%)
Woori CA Asset Management (100%)
Woori Private Equity (100%)
Woori 3rd SPC (100%)

3.	Investments in Other Companies

As of 2005.12.31	(units: thousands of shares, millions of Won)

Type	Name	Beginning Balance			Changes		Ending Bal.			Latest Net Income *
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	7,589,957	-	2,105,256	635,957	100.0	9,695,213	1,425,755
	Kwangju Bank	34,080	99.9	420,595	10,000	140,735	44,080	99.9	561,330	124,684
	Kyongnam Bank	51,800	99.9	608,802	-	85,473	51,800	99.9	694,275	132,678
	Woori Inv. Trust Mgmt.	6,000	100.0	35,076	-6,000	-35,076	-	-	-	2,760
	Woori Securities	32,956	100.0	361,500	-32,956	-361,500	-	-	-	-26,294
	Woori Finance Info Sys.	900	100.0	7,613	-	4,290	900	100.0	11,903	3,473
	Woori F&I	2,000	100.0	58,231	-	55,786	2,000	100.0	114,017	59,002
	Woori 2nd SPC	2	95.0	-	-2	-	-	-	-	5,730
	Woori 3rd SPC	2	100.0	-	-	-	2	100.0	-	16,887
	Woori Investment & Securities (formerly LGIS)	32,877	23.16	355,201	13,447	249,342	46,324	30.00	604,543	42,088
	Woori Asset Management (formerly LGITM)	-	-	-	6,662	60,600	6,662	100.0	60,600	5,097
	Woori Private Equity	-			2,000	9,797	2,000	100.00	9,797	-203
	Foreign	-	-	-	-	-	-	-	-	-

	Total	796,574	-	9,436,975	-6,849	2,314,703	789,725	-	11,751,678	1,791,639

1.	Change in accounting policy is reflected in beginning balance figures.
2.	The changes in the quantity and cost are calculated from the increase or decrease under the equity method.
3.	The latest net income date is December 2005, except for Woori Asset Management, Woori Securities and Woori Investment & Securities for which the latest net income date is March 2005.
4.	The invested shares of Woori Securities were absorbed into Woori Investment & Securities after Woori Investment & Securities (formerly known as LG Investment & Securities) and Woori Securities merged.
5.	The invested shares of Woori Securities were absorbed into Woori Asset Management after Woori Asset Management (formerly known as LG Investment Trust Management) and Woori Investment Trust Management merged.
6.	Woori 2nd SPC was dissolved on August 3, 2005.
7.	Due to change in accounting standards, the beginning balance has been adjusted.
8.	Due to the capital reduction of Woori Asset Management on September 5, 2005, Woori Finance Holdings’ shares decreased from 9,210,000 to 6,662,000.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of 2005.12.31									(units: shares,	%)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	78.91	-	-	628,458,609	77.97
Total		Common	628,458,609	78.91	-	-	628,458,609	77.97
		Preferred			-	-	0	0

		Total	628,458,609	78.91	-	-	628,458,609	77.97

Major Shareholder: KDIC

b.	Share Ownership of more than 5%

As of 2005.12.31						(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	628,458,609	77.97			628,458,609	77.97

Total		628,458,609	77.97			628,458,609	77.97

c.	Shareholder Distribution

As of 2005.12.31

Items	Shareholder number	Ratio	Number of shares	Ratio
Total Minority Shareholders	41,131	100.00	177,549,984	22.03
Minority Shareholders (Companies)	1,075	2.61	144,364,297	17.91
Minority Shareholders (Individual)	40,056	97.38	33,185,687	4.12
Major Shareholders	1	0.00	628,458,609	77.97
Main Shareholders	0	0.00	0	0.00
Total Other Shareholders	0	0.00	0	0.00
Others Shareholders (Companies)	0	0.00	0	0.00
Others Shareholders (Individual)	1	0.00	6,747	0.00

Total	41,133	100.00	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period	July	August	September	October	November	December
High	12,650	13,350	15,950	17,250	19,450	20,650
Low	10,150	11,750	12,300	14,900	16,900	18,450
Monthly Trade Volume	41,707,871	57,359,505	54,644,159	79,031,958	69,802,426	53,056,336

b.	Foreign Stock Market (NYSE)

(units: US Dollars, shares)

Period		July	August	September	October	November	December
ADR	High	37.17	40.50	46.85	50.25	55.90	61.47
	Low	29.00	33.78	35.85	43.00	49.10	52.75
Monthly Trade Volume		24,000	86,300	71,400	78,500	141,800	175,600

*	The ADR exchange ratio is 3 shares of Common Stock per one ADS.

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned
Chairman	Registered	Young-Key Hwang
Vice Chairman	Registered	Jong-Wook Kim
Senior Managing Director and CFO	Registered	Seung Hee Park
Managing Director	Non-Registered	Jin-Hyung Ju
Non-standing Director	Registered	Je-Hoon Lee
Non-standing Director	Registered	Sung-Tae Ro
Non-standing Director	Registered	Woon-Youl Choi
Non-standing Director	Registered	Oh-Seok Hyun
Non-standing Director	Registered	Chung-Sook Moon
Non-standing Director	Registered	Sung-Hwan Bae

Sung-Kwan Huh and Bong Soo Park were newly appointed as non-standing registered directors on March 28, 2006.
New non-registered directors: Senior Managing Directors Sung Mok Park and Young K. Kim, and Managing Director In-Chul Park.

2.	Employee Status

(units: years, thousands of Won)

Items	Staff				Average Tenure Years	Quarterly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	47	—	1	48	5	4,300,955	89,603
Female	5	—	13	18	5	617,632	34,313
Total	52	—	14	66	5	4,918,587	74,524

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	22
Full-time Members	-
Associated Labor Union Group	-
Miscellaneous	-

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
Lawyer	1	Legal advisory
CPA	4	Financial accounting, Financial Planning, Business Planning
Ph.D in Law/Finance/Accounting	1	Research

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori 2nd SPC	subsidiary	Other loan	100		100	0	Full redemption on April 27, 2005
Woori 3rd SPC	subsidiary	Other loan	17,790		17,790	0	Full redemption on Nov. 14, 2005
Kwangju Bank	subsidiary	Other loan	50,000		50,000	0	Debt-equity swap of CB
Woori Finance Info. Sys	subsidiary	Other loan	30,000			30,000
Woori F&I	subsidiary	Other loan	121,850		41,850	80,000	Partial redemption on February 28, May 2, and August 31, Nov. 30, 2005

Total			219,740		109,740	110,000

*	Woori 2nd SPC was dissolved on August 3, 2005.

b.	Payment Transactions

(units: millions of Won)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Securities	Subsidiary	Common stock	32,956,413		32,956,413	0	(1)
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	32,877,487	13,447,494		46,324,981	(2)
Woori Investment Trust Management	Subsidiary	Common Stock	6,000,000		6,000,000	0	(3)
Woori Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	0	9,210,000	2,548,000	6,662,000	(4)
Woori Second Asset Securitization Specialty	Subsidiary	Invested Shares	1,900,000		1,900,000	0	(5)
Woori Private Equity	Subsidiary	Common Stock	0	2,000,000		2,000,000	(6)
Kwangju Bank	Subsidiary	Common Stock	34,080,000	10,000,000		44,080,000	(7)

Total			107,813,900	34,657,494	43,404,413	99,066,981

(1)	On January 7, 2005, 14,000,000 shares of Woori Securities were cancelled, and the remaining shares were absorbed into Woori Investment & Securities following the merger.
(2)	Due to the merger with Woori Securities, 12,397,494 shares were newly issued by Woori Investment & Securities in exchange for shares in Woori Securities. An additional 1,050,000 shares were acquired from the market from April 8, 2005 to April 12, 2005.
(3)	Following the merger into Woori Asset Management, the remaining shares were absorbed into Woori Asset Management on May 31, 2005.
(4)	On May 6, 2005, Woori Finance Holdings acquired 5,400,000 shares (90%) of LG Investment Trust Management from Woori Investment & Securities, and LGITM was upgraded to a first tier subsidiary. The name was changed to Woori Asset Management on June 2, 2005. An additional 3,810,000 shares were acquired after the merger in May 31, 2005, and through capital reduction on September 5, 2005, number of shares decreased to 2,548,000.
(5)	Woori 2nd SPC was dissolved on August 3, 2005.
(6)	Newly established as a subsidiary.
(7)	On December 29, 2005, subordinated convertible bonds were converted to common stock (face value: 50 billion won, convertible price per share: 5,000won)

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

AND INDEPENDENT AUDITORS’ REPORT

Audit•Tax•Consulting•Financial Advisory•

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated income statements, appropriations of retained earnings and cash flows for the years ended December 31, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Woori Investment Securities Co., Ltd., of which the Company’s investment is accounted for in the non-consolidated financial statements by using the equity method. It reflects total assets constituting 5.02% ((WON)604,543 million) and 3.64% ((WON)355,301 million) of non-consolidated total assets as of December 31, 2005 and 2004, respectively, and total revenues constituting 4.08% ((WON)76,242 million) of non-consolidated total revenues for the year ended December 31, 2005. The financial statements of Woori Investment Securities Co., Ltd. for the year ended December 31, 2005 and 2004 were audited by other auditor, KPMG Samjong Accounting Corp., whose report, dated January 20, 2006, expressed an unqualified opinion on those statements and has been furnished to us, and our opinion, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd., is based solely on the report of the other auditor.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditor, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

February 28, 2006

Notice to Readers

This report is effective as of February 28, 2006, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 18 and 20)	(WON)	104,072	(WON)	56,099	US$	102,736	US$	55,379
Investment securities accounted for using the equity method of accounting (Notes 3 and 18)		11,751,678		9,436,975		11,600,867		9,315,869
Loans, net of allowance for possible loan losses (Notes 4, 5, 18 and 20)		109,450		218,641		108,045		215,835
Fixed and intangible assets (Note 6)		155		282		153		278
Other assets (Notes 7 and 14)		66,428		36,047		65,576		35,585

	(WON)	12,031,783	(WON)	9,748,044	US$	11,877,377	US$	9,622,946

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Borrowings (Note 8)	(WON)	—	(WON)	120,000	US$	—	US$	118,460
Debentures, net of discounts and added accrued interest and redemption premium (Notes 9, 10 and 18)		2,296,203		2,154,637		2,266,736		2,126,986
Other liabilities (Notes 10, 11 and 12)		18,216		25,355		17,982		25,030

		2,314,419		2,299,992		2,284,718		2,270,476

SHAREHOLDERS’ EQUITY
Common stock (Note 13)		4,030,077		3,982,278		3,978,358		3,931,173
Capital surplus (Note 13)		84,488		84,356		83,404		83,273
Retained earnings (Note 13):
Legal reserve		208,427		79,178		205,752		78,162
Voluntary reserve		2,030,000		1,120,000		2,003,948		1,105,627
Retained earnings before appropriations (Net income of (WON)1,688,221 million and (WON)1,261,925 million in 2005 and 2004, respectively)		1,653,536		1,129,675		1,632,316		1,115,178

		3,891,963		2,328,853		3,842,016		2,298,967
Capital adjustments (Notes 3, 13 and 14)		1,710,836		1,052,565		1,688,881		1,039,057

		9,717,364		7,448,052		9,592,659		7,352,470

	(WON)	12,031,783	(WON)	9,748,044	US$	11,877,377	US$	9,622,946

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 19)	(WON)	1,849,303	(WON)	1,873,605	US$	1,825,571	US$	1,849,561
Interest income (Note 20)		17,615		32,085		17,388		31,673
Gain on foreign currency transactions		—		2,884		—		2,847
Gain on foreign currency translation		—		8,441		—		8,333
Reversal of allowance for doubtful accounts		571		3,204		564		3,163
Gain on valuation on investment securities		—		2,630		—		2,596

		1,867,489		1,922,849		1,843,523		1,898,173

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 19)		26,499		474,516		26,159		468,426
Interest expense		117,748		145,030		116,236		143,169
Loss on foreign currency transactions		1		293		1		289
Loss on swap contracts (Notes 9 and 20)		91		13,111		90		12,943
Fees (Note 20)		6,641		8,037		6,556		7,934
General and administrative (Notes 17 and 20)		28,210		21,988		27,848		21,706

		179,190		662,975		176,890		654,467

OPERATING INCOME		1,688,299		1,259,874		1,666,633		1,243,706

NON-OPERATING INCOME		327		2,160		323		2,133

NON-OPERATING EXPENSES		405		109		400		108

INCOME BEFORE INCOME TAX		1,688,221		1,261,925		1,666,556		1,245,731

INCOME TAX EXPENSE (Note 15)		—		—		—		—

NET INCOME	(WON)	1,688,221	(WON)	1,261,925	US$	1,666,556	US$	1,245,731

BASIC ORDINARY INCOME PER COMMON SHARE (Note 21)	(WON)	2,099	(WON)	1,616	US$	2.072	US$	1.595

BASIC NET INCOME PER COMMON SHARE (Note 21)	(WON)	2,099	(WON)	1,616	US$	2.072	US$	1.595

DILUTED ORDINARY INCOME PER COMMON SHARE (Note 21)	(WON)	2,095	(WON)	1,588	US$	2.068	US$	1.568

DILUTED NET INCOME PER COMMON SHARE (Note 21)	(WON)	2,095	(WON)	1,588	US$	2.068	US$	1.568

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS

OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
RETAINED EARNINGS (DEFICIT) BEFORE APPROPRIATIONS:
Unappropriated retained earnings (undisposed deficit) carried over from prior years	(WON)	(29,042)	(WON)	6,138	US$	(28,669)	US$	6,059
Increases in retained earnings using the equity method of accounting (Note 3)		47		—		46		—
Decreases in retained earnings using the equity method of accounting (Note 3)		(5,690)		(138,388)		(5,617)		(136,612)
Net income		1,688,221		1,261,925		1,666,556		1,245,731

		1,653,536		1,129,675		1,632,316		1,115,178

APPROPRIATIONS:
Legal reserve		168,822		129,249		166,655		127,590
Dividends in cash (Note 13)		322,405		119,468		318,268		117,935
(Dividends per common stock: (WON)400 (8.0%) and (WON)150 (3.0%) in 2005 and 2004, respectively)
Voluntary reserve		1,160,000		910,000		1,145,114		898,322

		1,651,227		1,158,717		1,630,037		1,143,847

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(WON)	2,309	(WON)	(29,042)	US$	2,279	US$	(28,669)

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(WON)	1,688,221	(WON)	1,261,925	US$	1,666,556	US$	1,245,731

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation using the equity method of accounting		26,499		474,516		26,159		468,426
Interest expense (amortization of discounts on debentures)		1,992		10,438		1,966		10,304
Loss on swap contracts		91		13,111		90		12,943
Provision for severance benefits		967		215		955		212
Depreciation		117		165		115		163
Amortization		21		19		20		19
Stock-based compensation		2,445		273		2,414		269
Loss on disposal of fixed assets		1		—		1		—
Other non-operating expenses		—		8		—		8
Gain on valuation using the equity method of accounting		(1,849,303)		(1,873,605)		(1,825,571)		(1,849,561)
Accrued interest on loans		(2,539)		(2,256)		(2,507)		(2,226)
Gain on foreign currency translation		—		(8,441)		—		(8,333)
Reversal of allowance for doubtful accounts		(571)		(3,204)		(564)		(3,163)
Gain on valuation of investment securities		—		(2,630)		—		(2,596)
Gain on disposal of fixed assets		—		(15)		—		(15)
Other non-operating revenue		(40)		—		(38)		—

		(1,820,320)		(1,391,406)		(1,796,960)		(1,373,550)

Changes in operating assets and liabilities:
Decrease (increase) in other receivable		451		(319)		445		(315)
Decrease (increase) in accrued income		(133)		28,425		(131)		28,060
Decrease in currency swap contracts assets		—		16,463		—		16,252
Decrease (increase) in prepaid money		82		(81)		81		(80)
Decrease in prepaid expenses		459		137		453		135
Decrease in prepaid income tax		4,146		1,161		4,093		1,147
Retirement benefits payment		(218)		(567)		(215)		(560)
Increase in employee retirement insurance deposit		(557)		(277)		(550)		(273)
Increase (decrease) in other payables		620		(343)		613		(339)
Increase (decrease) in accrued expenses		(3,306)		1,823		(3,265)		1,799
Increase in withholdings		49		196		49		193
Decrease in currency swap contracts liabilities		—		(14,143)		—		(13,961)

		1,593		32,475		1,573		32,058

Net cash used in operating activities		(130,506)		(97,006)		(128,831)		(95,761)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of dividends	(WON)	78,441	(WON)	700,311	US$	77,434	US$	691,324
Capital reduction of a subsidiary		175,938		—		173,680		—
Collection of loans		59,740		615,000		58,974		607,108
Disposition of fixed assets		—		52		—		51
Acquisition of investment securities accounted for using the equity method of accounting		(94,141)		(1,152,571)		(92,933)		(1,137,780)
Acquisition of fixed assets		(10)		(188)		(10)		(186)
Acquisition of intangible assets		(2)		(22)		(2)		(21)
Payment of guarantee deposits		—		(332)		—		(329)

Net cash provided by investing activities		219,966		162,250		217,143		160,167

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		—		690,000		—		681,145
Proceeds from debentures in local currency		598,690		997,382		591,007		984,582
Repayment of borrowings		(120,000)		(570,000)		(118,460)		(562,685)
Redemption of debentures in local currency		(400,000)		(1,050,000)		(394,867)		(1,036,525)
Redemption of debentures in foreign currencies		—		(347,610)		—		(343,149)
Expense of issuing new shares		(709)		(934)		(700)		(922)
Payment of dividends		(119,468)		(77,550)		(117,935)		(76,555)
Acquisition of treasury stock		—		(18)		—		(17)

Net cash used in financing activities		(41,487)		(358,730)		(40,955)		(354,126)

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		47,973		(293,486)		47,357		(289,720)

CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		56,099		349,585		55,379		345,099

CASH AND BANK DEPOSITS, END OF THE YEAR (Note 16)	(WON)	104,072	(WON)	56,099	US$	102,736	US$	55,379

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 9 subsidiaries and 11 2nd-tier subsidiaries as of December 31, 2005.

Upon incorporation, the Company’s stock amounted to (WON)3,637,293 million, consisting of 727,458,609 common shares ((WON)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2005, the Company’s stock amounted to (WON)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 628,458,609 shares (77.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its subsidiaries as of December 31, 2005 and 2004 is as follows:

		2005		2004
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank Kyongnam Bank Kwangju Bank (*6)	635,956,580 51,800,000 44,080,000	100.0 99.9 99.9	635,956,580 51,800,000 34,080,000	100.0 99.9 99.9	Dec. 31 Dec. 31 Dec. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Second Asset Securitization Specialty Co., Ltd. (*2)	—	—	1,900	95.0	—
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
”	Woori Investment Trust Management Co., Ltd.	—	—	6,000,000	100.0	—
”	Woori Securities Co., Ltd.	—	—	32,956,413	100.0	—
”	Woori Investment Securities Co., Ltd.	46,324,981	34.4	32,877,487	26.9	Dec. 31
”	Woori Asset Management Co., Ltd. (*1)	6,662,000	100.0	—	—	Dec. 31
”	Woori Private Equity Co., Ltd. (*7)	2,000,000	100.0	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31	(*3)
”	Woori America Bank (*4)	10,500,000	100.0	8,500,000	100.0	Dec. 31	(*3)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31	(*3)

		2005		2004		Financial statements as of
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
”	Woori First Private Equity Fund	—	—	—	52.4	Dec. 31	(*3)
Woori F&I Co., Ltd.	Woori CA Asset Management Co., Ltd. (*5)	800,000	100.0	408,000	51.0	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd. LG Investment Trust Management Co., Ltd. (*1)	5,000,000 —	100.0 —	5,000,000 5,400,000	100.0 90.0	Dec. 31 —
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31	(*3)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31	(*3)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31	(*3)
”	LG Investment Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31	(*3)
”	High Technology Venture Investment	1,500,000	42.9	1,500,000	42.9	Dec. 31	(*3)
”	Global Technology Investment	1,500,000	50.0	1,500,000	50.0	Dec. 31	(*3)

(*1)	The Company purchased 5,400,000 common shares, which is 90% of issued common shares of Woori Asset Management Co., Ltd. (“Woori Asset Management”) from Woori Investment Securities, amounting to (WON)72.9 billion on May 6, 2005 and included it as a 1st - tier subsidiary of the Company.
(*2)	Liquidated on August 2, 2005
(*3)	The financial statements for the year ended December 31, 2005 are not reviewed. In order to ensure the credibility of the financial statements of those subsidiaries, the Company performed certain procedures in accordance with the Practice Statements in Financial Reporting 2002-7 “Investees’ financial statements applied using the equity method of accounting”.
(*4)	On September 15, 2005, Woori America Bank issued 2,000,000 new common shares to Woori Bank.
(*5)	On October 28, 2005, Woori F&I Co., Ltd.(“Woori F&I) acquired additional 392,000 shares of Woori CA Asset Management Co., Ltd.(Woori CA”) As a result, Woori F&I’s ownership interest in Woori CA Asset Management increased from 51% to 100%.
(*6)	On December 30, 2005, the Company acquired additional 10,000,000 shares of Kwangju Bank by excising convertible bonds (Note 4).
(*7)	Established on October 24, 2005 and wholly owned by the Company.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2005 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Its common stock amounted to (WON)3,179,783 million consisting of 635,956,580 common shares issued and outstanding as of December 31, 2005. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 741 branches and offices in Korea, and 13 branches and offices in overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2005, Kyongnam Bank’s common stock amounted to (WON)259,000 million consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 128 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2005, its common stock amounted to (WON)220,403 million consisting of 44,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea and has 118 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2005, its common stock amounted to (WON)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I

Woori F&I was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori CA Asset Management Co., Ltd. (“Woori CA”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. As of December 31, 2005, its common stock amounted to (WON)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori CA Asset Management Co., Ltd. for asset management. As of December 31, 2005, its common stock amounted to (WON)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities (formerly “LG securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (WON)36.1 billion was recorded in capital adjustment. As of December 31, 2005, its issued common stock amounted to (WON)687,445 million consisting of 134,513,863 shares and its issued preferred stock amounted to (WON)99,355 million consisting of 19,870,968 shares. The Company owns 34.4% of its common shares as of December 31, 2005. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 131 branches and offices in Korea and one office in overseas.

h.	Woori Asset Management Co., Ltd.

Woori Asset Management (formerly “LG Investment Trust Management”) established in 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management. As a result of the merger, 3,810,000 new common shares of Woori Asset Management were issued by exchanging one common share of Woori Investment Trust Management with 0.635 common share of Woori Asset Management. As of December 31, 2005, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6,662,000 shares and (WON)33,310 million, which the Company wholly owns.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2005, its common stock amounted to (WON)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

(4)	General information pertaining to the Company’s 2nd -tier subsidiaries as of December 31, 2005 is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2005, the common stock of Woori CI amounted to (WON)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 14 branches and offices in Korea.

b.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2005, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2005, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

d.	Woori CA Asset Management Co., Ltd.

Woori CA Asset Management Co., Ltd. (“Woori CA”) was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. As of December 31, 2005, Woori CA’s common stock amounted to (WON)4,000 million consisting of 800,000 shares issued and is wholly owned by Woori F&I. The office of Woori CA is located in Seoul, Korea.

e.	The information of other 2nd - tier subsidiaries as of December 31, 2005 is as follows (Korean won in millions, U.S. dollar and EURO in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori Futures Co., Ltd.	Futures trading	(WON)	25,000	5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788	5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3 dollar	300	1992.6.18	New York, USA
High Technology Venture Investment	Securities investments	USD	35	3,500,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	30	3,000,000	1999.6.28	Malaysia
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (WON)1,013.0 to US$ 1.00 at December 31, 2005, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accompanying non-consolidated financial statements are subject to approval by the board of directors, of which board meeting shall be held on March 3, 2006.

The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below.

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.20. The Company had adopted SKASs No. 1 to No. 10, No. 12 and 13, and No. 15 before the beginning of the 2005, has adopted SKASs No. 16 to No.17 on or after January 1, 2005 and will adopt SKASs No. 18 to No. 20.

Significant SKASs newly adopted are summarized below.

1) Accounting of income taxes – SKAS No.16

The Company adopted SKAS No. 16 - ‘Income Taxes’ in 2005. This statement requires that current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period. In addition, deferred tax assets and liabilities are classified into current and non-current. The adoption of this standard has no effect on the Company’s net assets and net income for the years ended December 31, 2005 and 2004 (Note 15).

2) Accounting of provision, contingent liabilities and contingent assets – SKAS No.17

The Company adopted SKAS No.17 – ‘Provision, Contingent Liabilities and Contingent Assets’ in 2005. This statement replaced paragraph 26. ‘provision for estimated liabilities’ and paragraph 74. ‘contingent situation’ in KFAS and Interpretations on KFAS 31-74. ‘accounting of contingent situation’. It defines provision, contingent liabilities and contingent assets, cites examples of provisions and describes footnote requirements. The Company’s provision, contingent liabilities and contingent assets were not affected by the adoption of this standard.

b.	Financial statements as of December 31, 2004

Woori Bank, a subsidiary of the Company, directly recorded certain assets, such as securities and call loans that were deemed owned by Woori Bank through holding private beneficiary certificates, on its financial statements as of December 31, 2004. However, in accordance with a new interpretation of accounting practices, a private beneficiary certificate on which management, as investor, agrees to have no interference and is not managing, is regarded as an ordinary beneficiary certificate and recorded as securities. Woori Bank retroactively adopted this new interpretation in its 2004 financial statements presented for comparative purposes and was reflected in investment securities accounted for using the equity method of accounting. As a result, investment securities accounted for using the equity method of accounting and capital adjustments increased by (WON)11.6 billion and (WON)42.1 billion, respectively, and retained earnings decreased by (WON)30.5 billion in the Company’s 2004 balance sheet presented for comparative purposes.

c.	Investment securities accounted for using the equity method of accounting – SKAS No. 15

If the Company owns 20% or more of voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as an extraordinary gain.

The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.

d.	Allowance for possible loan losses

The Company provides an allowance for possible loan losses based on management analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

e.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost and expenditures that increase future economic benefits beyond its most recently assessed standard of performance are capitalized as additions to fixed assets.

Depreciation is computed using the straight-line method for structures in leased offices and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for fixed assets.

f.	Intangible assets

Intangible assets are recorded at acquisition cost. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.

g.	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are presented as deductions from or additions to the debentures. Discounts or premiums are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

h.	Accrued severance benefits

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments at termination. Deposits for severance benefits, which will be directly paid to employees, are recorded as deductions from accrued severance benefits (Note 11).

i.	Accounting for derivative instruments

The Company accounts for derivative instruments pursuant to the Interpretations on KFAS 53-70 on accounting for derivative instruments. Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

j.	Stock-based compensation

The Company had valued stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general & administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2005, the Company decided that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at December 31, 2005 and the fair value at the date it was granted.

k.	Accounting for foreign currency transactions and translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rate of exchange on the transaction date. The Korean won equivalent of monetary assets and liabilities denominated in foreign currencies are translated in these financial statements based on the Base Rate announced by Seoul Money Brokerage Service, Ltd. ((WON)1,013.00 and (WON)1,043.80 to $1.00 at December 31, 2005 and 2004, respectively) or cross rates as of the balance sheet dates. Translation gains and losses on foreign currency denominated assets and liabilities are credited or charged to current operations.

l.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

m.	Earnings per common share

Basic ordinary income per common share and basic net income per common share are computed by dividing the ordinary income (after deducting the tax effect) and net income, respectively, by the weighted average number of common shares outstanding during the year.

Diluted ordinary income per common share and diluted net income per common share are computed by dividing the diluted ordinary income and diluted net income by the sum of the weighted average number of common shares and the number of dilutive potential common shares from dilutive securities.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities for the year ended December 31, 2005, which are accounted for using the equity method of accounting, are as follows (Korean won in millions):

	Jan. 1, 2005		Gain (loss) on valuation using the equity method		Capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2005
Woori Bank	(WON)	7,589,957	(WON)	1,441,498	(WON)	666,811	(WON)	(3,053)	(WON)	—	(WON)	9,695,213
Kyongnam Bank		608,802		132,618		(14,454)		47		(32,738)		694,275
Kwangju Bank		420,595		115,184		(9,818)		—		35,369		561,330
Woori Finance Information System		7,613		4,291		(1)		—		—		11,903
Woori F&I		58,231		58,693		3,175		(60)		(6,022)		114,017
Woori Second Asset Securitization Specialty		—		(26)		—		—		26		—
Woori Third Asset Securitization Specialty		—		16,798		26,236		—		(43,034)		—
Woori Investment Trust Management (*2)		35,076		35		—		—		(35,111)		—
Woori Securities (*1)		361,500		(26,270)		8,730		—		(343,960)		—
Woori Investment Securities (*1 and *3)		355,201		76,242		(17,227)		(2,577)		192,904		604,543
Woori Asset Management (*2)		—		3,944		(2,558)		—		59,214		60,600
Woori PE		—		(203)		—		—		10,000		9,797

	(WON)	9,436,975	(WON)	1,822,804	(WON)	660,894	(WON)	(5,643)	(WON)	(163,352)	(WON)	11,751,678

(*1)	Accounted for the three months ended March 31, 2005 before merger into Woori Investment Securities and thereafter, combined into Woori Investment Securities.
(*2)	Accounted for the five months ended May 31, 2005 before merger into Woori Asset Management and thereafter, combined into Woori Asset Management.
(*3)	The market value of Woori Investment Securities is (WON)1,176,655 million ((WON)25,400 per share) as of December 31, 2005.

(2)	The reconciliation between the acquisition costs and the book value as of December 31, 2004 is summarized as follows (Korean won in millions):

	Acquisition cost		Gain (loss) on valuation using the equity method		Cumulative capital adjustments		Retained earnings		Other increase (decrease)		Dec. 31, 2004
Woori Bank (*1)	(WON)	3,207,893	(WON)	2,525,228	(WON)	799,953	(WON)	(246,990)	(WON)	1,303,873	(WON)	7,589,957
Kyongnam Bank		259,000		337,157		47,468		(11,513)		(23,310)		608,802
Kwangju Bank		170,403		251,325		17,980		(3,777)		(15,336)		420,595
Woori Finance Information System		5,244		2,567		6		(204)		—		7,613
Woori F&I		10,094		43,239		7,898		—		(3,000)		58,231
Woori Second Asset Securitization Specialty		10		41,104		—		—		(41,114)		—
Woori Third Asset Securitization Specialty		10		5,062		21,444		(9,890)		(16,626)		—
Woori Investment Trust Management		39,128		5,848		—		—		(9,900)		35,076
Woori Securities		152,662		(6,348)		155,213		—		59,973		361,500
LG Securities		355,201		—		—		—		—		355,201

	(WON)	4,199,645	(WON)	3,205,182	(WON)	1,049,962	(WON)	(272,374)	(WON)	1,254,560	(WON)	9,436,975

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.

(3)	The details of other increase or decrease for the year ended December 31, 2005 are as follows (Korean won in millions):

	Merger between subsidiaries		Capital reduction		Acquisition		Cash dividends		Dividend receivables		Total
Kyongnam Bank	(WON)	—	(WON)	—	(WON)	—	(WON)	(32,738)	(WON)	—	(WON)	(32,738)
Kwangju Bank		—		—		57,044		(21,675)		—		35,369
Woori F&I		—		—		—		(6,022)		—		(6,022)
Woori Second Asset Securitization Specialty		—		—		—		(1,488)		1,514		26
Woori Third Asset Securitization Specialty		—		—		—		(5,899)		(37,135)		(43,034)
Woori Investment Trust Management		(32,711)		—		—		(2,400)		—		(35,111)
Woori Securities		(189,960)		(154,000)		—		—		—		(343,960)
Woori Investment Securities		189,960		—		11,163		(8,219)		—		192,904
Woori Asset Management		32,711		(21,939)		48,442		—		—		59,214
Woori Private Equity		—		—		10,000		—		—		10,000

	(WON)	—	(WON)	(175,939)	(WON)	126,649	(WON)	(78,441)	(WON)	(35,621)	(WON)	(163,352)

(4)	The details of other increase or decrease from the acquisition date to December 31, 2004 are as follows (Korean won in millions):

	Acquisition		Dividends		Total
Woori Bank (*1)	(WON)	2,517,418	(WON)	(1,213,545)	(WON)	1,303,873
Kyongnam Bank		—		(23,310)		(23,310)
Kwangju Bank		—		(15,336)		(15,336)
Woori F&I		—		(3,000)		(3,000)
Woori Second Asset Securitization Specialty		—		(41,114)		(41,114)
Woori Third Asset Securitization Specialty		—		(16,626)		(16,626)
Woori Investment Trust Management		—		(9,900)		(9,900)
Woori Securities		73,958		(13,985)		59,973

	(WON)	2,591,376	(WON)	(1,336,816)	(WON)	1,254,560

(*1)	Included Woori Credit Card Co., Ltd. and Woori Investment Bank Co., Ltd.

(5)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005		Amortization		Dec. 31, 2005
Woori F&I	(WON)	79	(WON)	5	(WON)	74
Woori Investment Securities		(15,405)		(12,670)		(2,735)

	(WON)	(15,326)	(WON)	(12,665)	(WON)	(2,661)

(6)	The details of changes in the difference between the acquisition cost and the proportionate net asset value from the acquisition date to the year ended December 31, 2004 are as follows (Korean won in millions):

	Acquisition date		Increase (decrease)		Amortization		Dec. 31, 2004
Woori Bank	(WON)	328,323	(WON)	6,756	(WON)	355,079	(WON)	—
Kyongnam Bank		8,900		—		8,900		—
Kwangju Bank		19,343		—		19,343		—
Woori Credit Card		28,721		(24,056)		4,665		—
Woori Investment Bank		5,979		(5,282)		697		—
WFIS		(110)		—		(110)		—
Woori F&I		94		—		15		79
Woori Securities		355		—		355		—
Woori Investment Securities		—		(15,405)		—		(15,405)

	(WON)	391,605	(WON)	(37,987)	(WON)	368,944	(WON)	(15,326)

(7)	The details of unrealized gain (loss) from transactions among subsidiaries for the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005		Realized		Incurred		Dec. 31, 2005
Woori Bank	(WON)	(8,930)	(WON)	627	(WON)	15,323	(WON)	7,020
Kyongnam Bank		21		172		(233)		(40)
Kwangju Bank		160		(343)		(5,273)		(5,456)
Woori Finance Information System		(491)		818		—		327
Woori F&I		(25)		(209)		—		(234)
Woori Third Asset Securitization Specialty		(50)		—		(89)		(139)
Woori Investment Trust Management		3		(3)		—		—

	(WON)	(9,312)	(WON)	1,062	(WON)	9,728	(WON)	1,478

4.	LOANS

Loans as of December 31, 2005 and 2004 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2005		2004
Woori Finance Information System (*1)	Oct. 31, 2002	Oct. 31, 2006	6.3	(WON)	30,000	(WON)	30,000

Woori F&I (*2)	Mar. 25, 2003	Mar. 25, 2007	7.3		57,000		90,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		23,000		23,000
”	Jul. 29, 2003	Jul. 29, 2007	7.3		—		8,850

					80,000		121,850

Woori Second Asset Securitization Specialty:
2-1 non-guaranteed privately placed bonds	Jan. 8, 2002	Jan. 8, 2012	7.5		—		100

Woori Third Asset Securitization Specialty:
3-1 non-guaranteed privately placed bonds	Apr. 15, 2002	Apr. 15, 2012	7.8		—		17,790

Kwangju Bank:
Non-guaranteed subordinated convertible bonds (*3)	Dec. 31, 2002	Dec. 31, 2012	—		—		50,000

Total					—		67,890

Allowance for possible loan losses (Note 5)					(550)		(1,099)

				(WON)	109,450	(WON)	218,641

(*1)	Loans granted to finance the transaction between Woori Bank and WFIS, to which Woori Bank transferred its IT equipment.
(*2)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.
(*3)	On December 30, 2005, the Company exercised conversion rights and (WON)57,044 million of convertible bonds including long-term accrued income were transferred to investment securities accounted for using the equity method of accounting.

5.	ALLOWANCE FOR POSSIBLE LOAN LOSSES

Allowances for possible loan losses as of December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
Loans:
Woori F&I	(WON)	400	(WON)	609
Woori Finance Information System		150		150
Woori Second Asset Securitization Specialty		—		1
Woori Third Asset Securitization Specialty		—		89
Kwangju Bank		—		250

	(WON)	550	(WON)	1,099

6.	FIXED AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	Jan. 1, 2005		Acquisition		Disposition		Depreciation		Dec. 31, 2005
Vehicles	(WON)	7	(WON)	—	(WON)	—	(WON)	7	(WON)	—
Furniture and equipment		142		9		1		75		75
Leasehold improvement		79		1		—		35		45

	(WON)	228	(WON)	10	(WON)	1	(WON)	117	(WON)	120

	Jan. 1, 2004		Acquisition		Disposition		Depreciation		Dec. 31, 2004
Vehicles	(WON)	57	(WON)	—	(WON)	34	(WON)	16	(WON)	7
Furniture and equipment		124		134		3		113		142
Leasehold improvement		61		54		—		36		79

	(WON)	242	(WON)	188	(WON)	37	(WON)	165	(WON)	228

(2)	Changes in intangible assets for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	Jan. 1, 2005		Acquisition		Amortization		Dec. 31, 2005
Software	(WON)	14	(WON)	—	(WON)	7	(WON)	7
Industrial property rights		40		2		14		28

	(WON)	54	(WON)	2	(WON)	21	(WON)	35

	Jan. 1, 2004		Acquisition		Amortization		Dec. 31, 2004
Software	(WON)	20	(WON)	1	(WON)	7	(WON)	14
Industrial property rights		31		21		12		40

	(WON)	51	(WON)	22	(WON)	19	(WON)	54

As of December 31, 2005 and 2004, accumulated amortization of software amount to (WON)27 million and (WON)20 million, respectively, and accumulated amortization of industrial property rights amount to (WON)40 million and (WON)26 million, respectively.

7.	OTHER ASSETS

Other assets as of December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
Guarantee deposits (Note 20)	(WON)	4,204	(WON)	4,204
Other receivables (Notes 14 and 20)		6,090		2,293
Dividend receivables		53,761		18,140
Accrued income (Note 20)		929		5,302
Advanced payments		—		82
Prepaid expenses		198		657
Prepaid income tax		1,246		5,392

		66,428		36,070
Allowance for losses for accrued income		—		(23)

	(WON)	66,428	(WON)	36,047

8.	BORROWINGS

Borrowings in local currency and line of credit as of December 31, 2004 were as follows (Korean won in millions):

	Annual interest rate (%)	Maturity	Line of credit		Amounts
Citibank	CD(3M)+1.3	Sep. 30, 2005	(WON)	100,000	(WON)	60,000
Shinhan Bank	CD(3M)+1.4	Aug. 19, 2005		200,000		60,000
SC First Bank	CD(3M)+1.5	Jul. 16, 2005		100,000		—
Samsung Life Insurance	6.10	Sep. 15, 2005		100,000		—

			(WON)	500,000	(WON)	120,000

9.	DEBENTURES

(1)	Debentures in local currency as of December 31, 2005 and 2004 are as follows (Korean won in millions):

1)	Bonds

	Issuance date	Annual interest rate (%)	Maturity	2005		2004
The 7th bonds	Nov. 27, 2002	5.80	Nov. 27, 2005	(WON)	—	(WON)	300,000
The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007		200,000		200,000
The 9th bonds	Sep. 19, 2003	4.64	Sep. 19, 2006		300,000		300,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 13th bonds	Aug. 31, 2004	4.42	Aug. 31, 2005		—		100,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		300,000		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		—
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		—
The 17th bonds	Sep. 14, 2005	4.15	Apr. 14, 2006		150,000		—

					2,300,000		2,100,000
Less: discounts					(3,797)		(4,195)

				(WON)	2,296,203	(WON)	2,095,805

(2)	Debentures in foreign currency as of December 31, 2004 were as follows (Korean won in millions, U.S. dollars in thousands):

1)	Convertible bonds in foreign currencies

	Issuance date	Annual interest rate (%)	Maturity	Amounts
6-1 Convertible bonds	Sep. 27, 2002	—	Sep. 27, 2005	US$	36,000
Long-term accrued interest					2,445

					38,445

6-2 Convertible bonds	Dec. 20, 2002	—	Dec. 20, 2005	US$	16,000
Long-term accrued interest					907

					16,907

	Issuance date	Annual interest rate (%)	Maturity	Amounts
6-5 Convertible bonds	Jul. 10, 2003	—	Jul. 10, 2006	US$	1,000
Add: redemption premium					63
Less: reconciliation for conversion rights					(51)

					1,012

Total				US$	56,364

Korean won equivalent				(WON)	58,832

2)	The above convertible bonds were converted to common shares of the Company for the year ended December 31, 2005 and the details of the conversion are as follows:

	6-2 Convertible bonds		6-1 Convertible bonds		6-5 Convertible bonds
Conversion date		Feb. 17, 2005		Mar. 11, 2005		Mar. 11, 2005
Converted by		Lehman Brothers International Europe		Lehman Brothers International Europe		Lehman Brothers International Europe
Conversion price per share	(WON)	5,588	(WON)	7,313	(WON)	7,228
Conversion-exchange rate applied	(WON)	1,215.80 : US$ 1	(WON)	1,201.40 : US$ 1	(WON)	1,188.50 : US$ 1
Issued common shares		3,481,173		5,914,180		164,429
Increased capital stock	(WON)	17,406 million	(WON)	29,571 million	(WON)	822 million
Increased paid-in capital in excess of par value	(WON)	4,290 million	(WON)	20,639 million	(WON)	491 million

3)	In connection with the debentures in foreign currencies listed above, the Company had entered into cross currency interest rate swaps with Woori Bank in order to hedge any risks involved with fluctuations in exchange rates and interest rates. As of December 31, 2004, cross currency interest rate swap contracts were as follows (Korean won in millions and U.S. dollars in thousands):

Contract Date	Maturity date	Contracted amount		Interest rates and terms of payment

Sep. 27, 2002	Sep. 27, 2005	US$	36,000	Receipt: compound interest rate of 2.9245% (6 months)
		(WON)	44,136	Payment: annual rate of 5%

Dec. 20, 2002	Dec. 20, 2005	US$	16,000	Receipt: compound interest rate of 2.7335% (6 months)
		(WON)	19,248	Payment: annual rate of 4.84%

Jul. 9, 2003	Jul. 10, 2006	US$	1,000	Receipt: compound interest rate of 2.034% (6 months)
		(WON)	1,179	Payment: annual rate of 3.93%

Above swap contracts were settled for the year ended December 31, 2005. In connection with the swap contracts, the Company recorded the related loss of (WON)91 million and (WON)13,111 million for the years ended December 31, 2005 and 2004, respectively.

10.	LIABILITIES IN FOREIGN CURRENCIES

Liabilities denominated in foreign currencies of the Company as of December 31, 2004 were summarized as follows (Korean won in millions and U.S. dollars in thousands):

	Foreign currency		Korean won equivalent
Debentures in foreign currencies	US$	53,000	(WON)	55,321
Long-term accrued interest payables		3,352		3,499
Redemption premium		63		65
Reconciliation for conversion rights		(51)		(53)
Currency swaps		13,383		13,969

	US$	69,747	(WON)	72,801

11.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (WON)1,979 million and (WON)1,230 million as of December 31, 2005 and 2004, respectively.

The details of changes in the accrued severance benefits for years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
January 1	(WON)	1,230	(WON)	1,582
Provision for severance benefits (Note 17)		967		215
Retirement indemnities payment		(218)		(567)

December 31	(WON)	1,979	(WON)	1,230

The Company has deposited employee retirement insurance at Woori Bank. As of December 31, 2005 and 2004, the deposits, amounting to (WON)1,787 million and (WON)1,230 million, respectively, are presented as a deduction from accrued severance benefits.

12.	OTHER LIABILITIES

Other liabilities as of December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
Accrued severance benefits (Note 11)	(WON)	1,979	(WON)	1,230
Deposits with employee retirement insurance trust (Note 11)		(1,787)		(1,230)
Other payables (Note 20)		784		163
Accrued expenses (Notes 14 and 20)		16,806		10,839
Withholdings		434		384
Currency swaps liabilities (Notes 9, 10 and 20)		—		13,969

	(WON)	18,216	(WON)	25,355

13.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2005 and 2004 are as follows:

	2005		2004
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(WON)	5,000	(WON)	5,000
Issued shares of common stock		806,015,340		796,455,558

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2005 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(WON)	3,637,293	(WON)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds (*1)	9,559,782		47,799		24,710
	Acquisition of common shares of LG Investment Trust Management (*2)	—		—		(24,537)

2005. 12.31		806,015,340	(WON)	4,030,077	(WON)	84,488

(*1)	In 2005, the convertible bonds in dollars were converted to common shares of the Company (Note 9).
(*2)	The difference between book value and cash payment in acquiring the common shares of LG Investment Trust Management is charged to capital surplus.

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,550 shares and 2,547 shares of treasury stock as of December 31, 2005 and 2004, respectively.

(5)	Dividends to net income ratio for the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
The number of issued shares		806,015,340		796,455,558
The number of treasury stocks		2,550		2,547
Shares subject to dividend		806,012,790		796,453,011

Dividend per share	(WON)	400	(WON)	150
Par value	(WON)	5,000	(WON)	5,000
Dividend ratio per share		8.0%		3.0%

Gross dividend	(WON)	322,405 million	(WON)	119,468 million
Net income	(WON)	1,688,221 million	(WON)	1,261,925 million
Dividend ratio by net income		19.10%		9.47%

14.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2005, the exercise price of 60 percent of the total number of stock options granted was determined at (WON)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (WON)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. In connection with this, the Company revalued stock based compensation and recorded (WON)7,938 million of the stock-based payment as liabilities. In 2004, such stock based compensation was included in capital adjustments.

(2)	The summary of stock-based compensation granted as of December 31, 2005 is as follows:

	Type A		Type B
Settlement		Cash settlement		Cash settlement
Exercise price	(WON)	11,921	(WON)	6,800
Exercisable period During a three-year period beginning after December 4, 2005
Initial granted number of rights		936,000 shares		624,000 shares
Cancelled number of rights		216,000 shares		204,000 shares
Exercised number of rights		174,000 shares		122,250 shares
Exercisable number of rights		546,000 shares		297,750 shares
Value per right	(WON)	7,600	(WON)	12,721
Stock-based compensation liabilities	(WON)	4,150 million	(WON)	3,788 million

(3)	Each subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries recorded the related cost as other payables amounting to (WON)6,090 million and the Company recorded the same amount as other receivables.

15.	INCOME TAX EXPENSE

(1)	Differences between income before income tax and taxable income for years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004 (*1)
Net income before income tax	(WON)	1,688,221	(WON)	1,261,925

Non-temporary differences:
Addition:
Investment securities		703,057		675,303
Deemed interest income		3,206		12,275
Paid-in capital in excess of par value		19,822		10,674
Others		1,655		1,241
Deduction:
Dividend income		(123,861)		(587,655)
Investment securities		(60,749)		(138,387)
Carry-over taxed revenue		—		(33,743)
Long-term interest receivables		(7,045)		—
Stock options		(2,624)		—

		533,461		(60,292)

Temporary differences:
Addition:
Long-term interest receivables-prior year		4,506		33,744
Long-term accrued expenses		7,937		—
Others		3,804		26,465
Deduction:
Investment securities		(2,276,201)		(1,220,184)
Others		(74,626)		(64,162)

		(2,334,580)		(1,224,137)

Taxable loss before donation adjustment		(112,898)		(22,504)

Donation expenses in excess of tax limit		—		90

Taxable loss after donation adjustment	(WON)	(112,898)	(WON)	(22,414)

(*1)	Adjusted based on the reported tax returns

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2005 are as follows (Korean won in millions):

	Jan. 1, 2005 (*1)		Increase		Decrease		Dec. 31, 2005		Deferred tax assets (liabilities)
(Timing differences to be charged to income tax expense)
Investment securities	(WON)	(1,601,189)	(WON)	(1,806,033)	(WON)	(206,653)	(WON)	(3,200,569)	(WON)	(*2) (43,120)
Currency swap liabilities		13,969		—		13,969		—		—
Accrued income		(296)		—		(296)		—		—
Accrued severance benefits		738		557		107		1,188		326
Employee retirement deposits		(738)		(557)		(107)		(1,188)		(326)
Depreciation		28		22		10		40		11
Accrued expenses		3,409		2,770		3,409		2,770		761
Accounts receivable		(1,842)		(4,248)		—		(6,090)		(1,675)
Long-term accrued interest payables		3,498		—		3,498		—		—
Long-term accrued interest income		(4,506)		—		(4,506)		—		—
Premiums on debentures		65		—		65		—		—
Adjustment of conversion rights		(53)		—		(53)		—		—
Dividend receivables		48,873		—		48,765		108		29
Long-term accrued expenses		—		7,937		—		7,937		2,182

	(WON)	(1,538,044)	(WON)	(1,799,552)	(WON)	(141,792)	(WON)	(3,195,804)	(WON)	(41,812)

(Timing differences to be charged to equity)
Capital adjustments	(WON)	(1,034,034)	(WON)	(676,820)	(WON)	—	(WON)	(1,710,854)	(WON)	(*2)(49,663)

Timing differences total	(WON)	(2,572,078)	(WON)	(2,476,372)	(WON)	(141,792)	(WON)	(4,906,658)	(WON)	(91,475)

Tax loss carry-forwards	(WON)	109,999	(WON)	112,898	(WON)	—	(WON)	222,897	(WON)	61,296

(*1)	Adjusted based on the reported tax returns
(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	The changes in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2004 are as follows (Korean won in millions):

	Jan. 1, 2004 (*1)		Increase		Decrease		Dec. 31, 2004		Deferred tax assets (liabilities)
(Timing differences to be charged to income tax expense)
Investment securities	(WON)	(1,415,039)	(WON)	(2,785,205)	(WON)	(1,565,021)	(WON)	(2,635,223)	(WON)	(*2) (6,945)
Currency swap liabilities		1,935		13,969		1,935		13,969		3,841
Accrued income		(461)		(296)		(461)		(296)		(82)
Accrued severance benefits		950		206		418		738		203
Employee retirement deposits		(950)		(206)		(418)		(738)		(203)
Depreciation		19		21		12		28		8
Accrued expenses		2,200		3,409		2,200		3,409		937
Accounts receivable		(1,014)		(828)		—		(1,842)		(507)
Long-term accrued interest payables		2,154		1,344		—		3,498		961
Long-term accrued interest income		(30,232)		(8,018)		(33,744)		(4,506)		(1,240)
Premiums on debentures		5,572		—		5,507		65		17
Adjustment of conversion rights		(6,688)		—		(6,637)		(53)		(15)
Dividend receivables		93,613		—		44,740		48,873		13,440

	(WON)	(1,347,941)	(WON)	(2,775,604)	(WON)	(1,551,469)	(WON)	(2,572,078)	(WON)	10,415

Tax loss carry-forwards	(WON)	87,585	(WON)	22,414	(WON)	—	(WON)	109,999	(WON)	30,249

(*1)	Adjusted based on the reported tax returns
(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(4)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Remaining		Expiration
2001	(WON)	25,288	(WON)	—	(WON)	25,288	Dec. 31, 2006
2002		13,899		—		13,899	Dec. 31, 2007
2003		48,398		—		48,398	Dec. 31, 2008
2004		22,414		—		22,414	Dec. 31, 2009
2005		112,898		—		112,898	Dec. 31, 2010

	(WON)	222,897	(WON)	—	(WON)	222,897

(*1)	Adjusted based on the reported tax returns

(5)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements

16.	STATEMENTS OF CASH FLOWS

The transactions without cash flows for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

Transactions	2005		2004
Increase in capital adjustments due to the equity method of accounting	(WON)	660,894	(WON)	675,302
Increase (decrease) in retained earnings due to the equity method of accounting		(5,643)		138,387
Increase in other receivables and stock-based compensation		4,248		827
Increase in stock-based compensation		7,937		—
Increase in dividend receivables		43,007		18,140
Capital increase due to conversion of convertible bonds in local currency		—		21,861
Increase in investment securities due to exercise of convertible bonds		57,044		—
Capital increase due to conversion of convertible bonds in foreign currency		72,468		53,071
Increase in investment securities		—		56,983
Increase in payables by acquisition of treasury stock		—		36

17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2005 and 2004 are summarized as follows (Korean won in millions):

	2005		2004
Salaries, wages and bonuses	(WON)	10,113	(WON)	8,296
Provision for severance benefits (Note 11)		967		215
Fringe benefits		728		708
Rent		2,286		2,293
Entertainment		421		255
Depreciation (Note 6)		117		165
Amortization (Note 6)		21		19
Taxes and dues		71		51
Advertising		7,080		3,285
Travel		197		132
Telecommunications		73		58
Service fees		2,351		4,472
Suppliers		75		112
Stock compensation (Note 14)		2,445		273
Others		1,265		1,654

	(WON)	28,210	(WON)	21,988

18.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of December 31, 2005 are as follows (Korean won in millions):

	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(WON)	129,463,237	(WON)	119,771,836	(WON)	9,691,401
Kyongnam Bank		14,098,905		13,404,623		694,282
Kwangju Bank		11,697,181		11,130,395		566,786
Woori Finance Information System		215,949		204,374		11,575
Woori F&I		264,403		150,227		114,176
Woori Third Asset Securitization Specialty		53,919		53,888		31
Woori Investment Securities		9,196,432		7,201,170		1,995,262
Woori Asset Management		65,284		4,437		60,847
Woori Private Equity		9,858		61		9,797

	(WON)	165,065,168	(WON)	151,921,011	(WON)	13,144,157

(2)	The condensed statements of operations of subsidiaries for the year ended December 31, 2005 are as follows (Korean won in millions):

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(WON)	11,325,187	(WON)	9,680,565	(WON)	1,644,622	(WON)	1,648,704	(WON)	1,425,912
Kyongnam Bank		795,335		633,461		161,874		143,534		132,678
Kwangju Bank		643,535		556,034		87,501		98,142		124,684
Woori Finance Information System		261,420		257,183		4,237		5,492		3,473
Woori F&I		27,931		21,402		6,529		83,718		58,906
Woori Third Asset Securitization Specialty		18,537		1,651		16,886		16,887		16,887
Woori Investment Trust Management (*1)		2,971		2,309		662		91		37

	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Securities (*2)	(WON)	47,824	(WON)	61,209	(WON)	(13,385)	(WON)	(27,483)	(WON)	(25,185)
Woori Investments Securities		1,391,433		1,175,003		216,430		267,398		185,840
Woori Asset Management		14,962		9,484		5,478		6,480		4,637
Woori Private Equity		24		227		(203)		(203)		(203)

	(WON)	14,529,159	(WON)	12,398,528	(WON)	2,130,631	(WON)	2,242,760	(WON)	1,927,666

(*1)	The income for the five months ended May 31, 2005 before merger into Woori Asset Management.
(*2)	The loss for the three months ended March 31, 2005 before merger into Woori Investment Securities.

(3)	Significant liabilities and assets of the Company and its subsidiaries as of December 31, 2005 are summarized as follows (Korean won in millions):

1)	Significant liabilities

	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(WON)	—	(WON)	—	(WON)	2,296,203	(WON)	2,296,203
Woori Bank		85,434,204		10,894,744		15,178,302		111,507,250
Kyongnam Bank		10,521,145		1,700,335		797,500		13,018,980
Kwangju Bank		8,411,126		1,802,436		576,256		10,789,818
Woori Finance Information System		—		145,000		—		145,000
Woori F&I		—		117,000		—		117,000
Woori Investment Securities		2,964,155		2,023,108		189,967		5,177,230

	(WON)	107,330,630	(WON)	16,682,623	(WON)	19,038,228	(WON)	143,051,481

2)	Significant assets

	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(WON)	104,072	(WON)	11,751,678	(WON)	109,450	(WON)	11,965,200
Woori Bank		7,304,472		25,763,222		89,910,252		122,977,946
Kyongnam Bank		1,374,227		3,699,387		8,425,598		13,499,212
Kwangju Bank		749,584		3,200,040		7,294,885		11,244,509
Woori Finance Information System		5,481		513		—		5,994
Woori F&I		53,402		54,697		140,835		248,934
Woori Third Asset Securitization Specialty		618		53,301		—		53,919
Woori Investment Securities		1,805,568		5,098,652		1,187,643		8,091,863
Woori Asset Management		31,403		19,564		256		51,223
Woori Private Equity		9,641		—		—		9,641

	(WON)	11,438,468	(WON)	49,641,054	(WON)	107,068,919	(WON)	168,148,441

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2005 and 2004 are summarized as follows (Korean won in millions):

<2005>

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(WON)	91,278,592	(WON)	1,368,340	1.50
Kyongnam Bank		8,545,049		119,451	1.40
Kwangju Bank		7,391,368		96,483	1.31
Woori F&I		141,542		707	0.50
Woori Investment Securities		1,342,240		154,597	11.52
Woori Asset Management		257		1	0.39

	(WON)	108,699,048	(WON)	1,739,579	1.60

<2004>

	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(WON)	79,074,540	(WON)	1,619,041	2.05
Kyongnam Bank		7,565,018		123,827	1.64
Kwangju Bank		6,034,719		89,559	1.48
Woori F&I		122,413		612	0.50
Woori Securities		42,581		7,327	17.21
LG Investment Securities		1,052,061		187,266	17.80

	(WON)	93,891,332	(WON)	2,027,632	2.16

19.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		Ratio (%)	2004		Ratio (%)
Woori Bank	(WON)	1,441,498	79.1	(WON)	1,677,526	119.8
Kyongnam Bank		132,618	7.3		101,751	7.3
Kwangju Bank		115,184	6.3		55,728	4.0
Woori Credit Card		—	—		(466,410)	(33.3)
Woori Finance Information System		4,291	0.2		329	—
Woori F&I		58,693	3.2		19,935	1.4
Woori Second Asset Securitization Specialty		(26)	—		8,098	0.6
Woori Third Asset Securitization Specialty		16,798	0.9		7,740	0.6
Woori Investment Trust Management		35	—		2,498	0.2
Woori Securities		(26,270)	(1.4)		(8,106)	(0.6)
Woori Investment Securities		76,242	4.2		—	—
Woori Asset Management		3,944	0.2		—	—
Woori Private Equity		(203)	—		—	—

Gain on valuation using the equity method of accounting		1,822,804	100.0		1,399,089	100.0

Other income		18,513			51,404
Other expenses		(153,096)			(188,568)

Net income	(WON)	1,688,221		(WON)	1,261,925

20.	TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
<Assets>
Woori Bank	(WON)	83,439 4,153 4,305 102	(WON)	35,852 4,153 1,591 118	Cash and bank deposits Guarantee deposits Other receivables Accrued income
Kyongnam Bank		10,321 10		9,938 11	Cash and bank deposits Accrued income
Kwangju Bank		10,311 — 6		10,309 50,000 4,511	Cash and bank deposits Loans Accrued income
Woori Finance Information System		30,000 363 316		30,000 230 366	Loans Other receivables Accrued income
Woori F&I		80,000 496		121,850 —	Loans Accrued income
Woori Second Asset Securitization Specialty		— —		100 2	Loans Accrued income
Woori Third Asset Securitization Specialty		— —		17,790 294	Loans Accrued income
Woori Investment Trust Management		—		73	Other receivables
Woori Credit Information		721		166	Other receivables
Woori CA Asset Management		385		229	Other receivables
Woori Asset Management		315		—	Other receivables
Principal guaranteed trust accounts of Woori Bank		1,788		1,230	Deposits with employee retirement trust

	(WON)	227,031	(WON)	288,813

<Liabilities>
Woori Bank	(WON)	135 — —	(WON)	58 1,498 13,969	Other payables Accrued expenses Currency swaps
Woori Finance Information System		—		443	Accrued expenses

	(WON)	135	(WON)	15,968

(2)	Revenues and expenses from transactions with the subsidiaries for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions):

	2005		2004
<Revenues>
Woori Bank	(WON)	3,620 — —	(WON)	9,231 5,762 405	Interest income on deposits Interest income on loans Other non-operating income
Kyongnam Bank		344		781	Interest income on deposits
Kwangju Bank		329 2,538		555 2,256	Interest income on deposits Interest income on loans
Woori Finance Information System		1,840 —		2,199 42	Interest income on loans Other non-operating income
Woori F&I		7,716		9,163	Interest income on loans
Woori Second Asset Securitization Specialty		—		8	Interest income on loans
Woori Third Asset Securitization Specialty		1,208		2,028	Interest income on deposits
Principal guaranteed trust accounts of Woori Bank		16		39	Interest income on loans

	(WON)	17,611	(WON)	32,469

	2005		2004
<Expenses>
Woori Bank	(WON)	91 1,562 669	(WON)	10,994 2,018 1,362	Loss on swap contracts Rent Other administrative expenses
Woori Finance Information System		319 1,928		1,255 1,438	Service fees Other administrative expenses

	(WON)	4,569	(WON)	17,067

21.	EARNINGS PER COMMON SHARE

(1)	Basic ordinary income per common share and basic net income per common share for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions, except for earnings per share data):

	2005		2004
Net income on common shares	(WON)	1,688,221	(WON)	1,261,925
Extraordinary gain		—		—
Income tax effect on extraordinary gain		—		—

Ordinary income on common shares	(WON)	1,688,221	(WON)	1,261,925

Weighted average number of common shares outstanding		804,389,232		780,946,131

Basic ordinary income per common shares	(WON)	2,099	(WON)	1,616

Basic net income per common shares	(WON)	2,099	(WON)	1,616

(2)	Diluted ordinary income per common share and diluted net income per common share for the years ended December 31, 2005 and 2004 are as follows (Korean won in millions, except for earnings per share data):

	2005		2004
Diluted net income on common shares	(WON)	1,688,597	(WON)	1,267,770
Extraordinary gain		—		—
Income tax effect on extraordinary gain		—		—

Diluted ordinary income on common shares	(WON)	1,688,597	(WON)	1,267,770

Weighted average number of common and dilutive common shares outstanding		806,038,982		798,428,507

Diluted ordinary income per common shares	(WON)	2,095	(WON)	1,588

Diluted net income per common shares	(WON)	2,095	(WON)	1,588

(3)	All common stock equivalents as of December 31, 2005 are as follows (Korean won in millions and U.S. dollars in thousands):

Item	Face value		Exercise period	Common stock to be issued (shares)	Remarks
Convertible bonds (*1)	US$	36,000	Sep. 28, 2003 ~ Aug. 27, 2005	5,914,180	Using exchange rate of (WON)1,201.4, convert 1 share at (WON)7,313

Convertible bonds (*1)	US$	16,000	Dec. 21, 2003 ~ Nov. 20, 2005	3,481,173	Using exchange rate of (WON)1,215.8, convert 1 share at (WON)5,588

Convertible bonds (*1)	US$	1,000	Jul. 10, 2004 ~ Jun. 10, 2006	164,429	Using exchange rate of (WON)1,188.5, convert 1 share at (WON)7,228

Stock options (*2)		—	Dec. 5, 2005 ~ Dec. 4, 2008	1,260,000	(Note 14)

(*1)	Converted into capital in 2005
(*2)	Excluded from common stock equivalents in 2005 as it will be settled by paying cash

22.	INSURANCE

As of December 31, 2005, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. and others. The insurance coverage is (WON)30,000 million.

23.	OPERATIONAL RESULTS

Operational results for the three months ended December 31, 2005 and 2004 are as follows (Korean won in millions, except for earning per share data):

	Three months ended Dec. 31, 2005		Three months ended Dec. 31, 2004
	(Unaudited)		(Unaudited)
Operating revenue	(WON)	229,824	(WON)	871,449
Operating expenses		41,631		50,089

Operating income		188,193		821,360

Net income	(WON)	188,187	(WON)	821,768

Basic net income per common share	(WON)	233	(WON)	1,044

24.	INFORMATION FOR CALCULATING VALUE ADDED

Information for calculating value added is as follows (Korean won in millions):

	2005		2004
Salaries, wages and bonuses	(WON)	10,113	(WON)	8,296
Provision for severance benefits		967		215
Fringe benefits		728		708
Rent		2,286		2,293
Depreciation		117		165
Amortization		21		19
Taxes and dues		71		51
Net interest expenses		113,440		134,361

	(WON)	127,743	(WON)	146,108

25.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), Return on Equity (ROE), Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

26.	SUBSEQUENT EVENT

Woori Investment Securities, a subsidiary of the Company, reduced its 1,000,000 shares of preferred stock and 2,000,000 shares of common stock by extinguishing against retained earnings on January 24, 2006. As a result, the number of preferred shares and common shares of Woori Investment Securities decreased from 19,870,968 shares and 134,513,863 shares to 18,870,968 shares and 132,513,863 shares, respectively, and the Company’s ownership interest in the subsidiary increased from 34.44% to 34.96%.

Internal Accounting Control System Review Report

English translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the report of management’s assessment of internal accounting control system (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2005. In accordance with Article 2-2 of the Act on External Audit for Stock Companies (the “External Audit Law”) of the Republic of Korea, the Company’s management is responsible for assessing the design and operations of its IACS. Our responsibility is to review management’s assessment and issue a report based on our review.

We conducted our review in accordance with Article 2-3 of the External Audit Law. Our review included inquiries of management and employees, inspection of related documents and checking of the operations of the Company’s IACS. We did not perform an audit of the Company’s IACS and accordingly, we do not express an audit opinion.

As this report is based on Interim Guidelines on Auditors’ Review and Report on Management’s Assessment of IACS, issued by the Korean Audit Standards Committee on March 29, 2005, it applies only from that date until the date the Final Standard for Management’s Assessment of IACS and Final Standard for Auditors’ Review and Report on Management Assessment of IACS becomes effective. A review performed based on the final standards may have different results and accordingly, the content of our report may be different.

Based on our review, no material weakness in the design or operations of the Company’s IACS under Article 2-2 of the External Audit Law as of December 31, 2005 has come to our attention.

This report applies to the Company’s IACS in existence as of December 31, 2005. We did not review the Company’s IACS subsequent to December 31, 2005. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 28, 2006

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2005 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 30, 2006	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director